

March 11, 2015

Via E-mail
Mr. Dennis R. Vigneau
Senior Vice President and Chief Financial Officer
Fidelity & Guaranty Life
1001 Fleet Street, 6th Floor
Baltimore, Maryland 21202

      Re: **Fidelity & Guaranty Life**
               Form 10-K for the Fiscal Year Ended September 30, 2014
               Filed November 19, 2014 and Amended December 12, 2014
               File No. 1-36227

Dear Mr. Vigneau:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide, we may have additional comments and/or request that you amend your filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Trends and Uncertainties
Interest Rate Environment, page 52

1. Please tell us why you appear to have removed disclosures regarding the impact of a prolonged low interest rate environment that were included in your initial public offering registration statement, some of which were added in direct response to comment 22 in our letter dated September 24, 2013. In this regard, you no longer appear to disclose:
   - That the low interest rate environment has affected and is likely to continue to affect the demand for your products and your financial performance;
   - That you currently earn lower yields on reinvesting proceeds from the maturity of investments originally made at during a relatively higher interest rate environment;
   - The anticipated investment maturities, calls and pay-downs over the next five years and the average yield they are earning;

- The current average yield on your fixed income investment portfolio and your anticipated yield for investments you plan on making in the near future; and
- Any actions you may take to mitigate the risks of the low interest rate environment.

Report of Independent Registered Public Accounting Firm, page F-2

2. Please represent to us that you will have your auditor indicate the city and state of the issuance of their report in future Forms 10-K. Please see Item 2-02(a)(3) of Regulation S-X.

Notes to Consolidated Financial Statements

Note 2: Significant Accounting Policies and Practices
Benefits and Other Changes In Policy Reserves, page F-10

3. You disclose wide ranges of interest crediting rates over the last three years of 0.0% to 6.0% for deferred annuities and FIA's and 0.0% to 5.5% for IUL's. Please tell us how these broad ranges are relevant and informative to investors and your consideration for disclosing in addition either the weighted-average rates or concentrations within the ranges.

Note 18: Insurance Subsidiary Financial Information and Regulatory Matters, page F-54

4. Please represent to us that you will remove all references to unaudited statutory information in future filings. Notwithstanding your response to comment 35 in your letter dated October 16, 2013, these disclosures are required by US GAAP or SEC regulation and must be audited. The fact that statutory audits have not been performed does not negate the disclosure requirements in your consolidated financial statements and the need for these disclosures to be audited in the context of footnote disclosure to your consolidated financial statements taken as a whole.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert the staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant